Exhibit 99.1
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax
Third Quarter 2014 Earnings Report
All financial information is in U.S. dollars unless otherwise indicated. Unless otherwise indicated or required by the context, as used in this earnings report, the terms “NOVA Chemicals,” the “Company,” “we,” “our” and “us” refer to NOVA Chemicals Corporation and all of its subsidiaries that are consolidated. This management discussion and analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements and MD&A for the year ended December 31, 2013.
Third Quarter 2014 Results
For the third quarter of 2014, we generated profit of $259 million compared to profit of $120 million for the third quarter of 2013. The quarter-over-quarter increase was primarily due to higher margins in all business segments and lower finance costs, partially offset by higher income tax expense. For the nine months ended September 30, 2014, we generated profit of $671 million, compared to profit of $506 million for the nine months ended September 30, 2013. The increase was primarily due to higher margins in the Polyethylene segment and lower finance costs, partially offset by lower margins in the Joffre Olefins and Corunna Olefins segments and higher income tax expense.
The Olefins/Polyolefins business unit generated $414 million of operating profit in the third quarter of 2014, compared to operating profit of $245 million in the third quarter of 2013. The increase for the third quarter of 2014 was primarily due to higher margins in all Olefins/Polyolefins business unit segments. For the nine months ended September 30, 2014, the Olefins/Polyolefins business unit generated $1,066 million of operating profit compared to operating profit of $909 million for the nine months ended September 30, 2013. The increase was due to higher margins in the Polyethylene segment, partially offset by lower margins in the Joffre Olefins and Corunna Olefins segments.
The Performance Styrenics segment generated operating profit of $5 million during the third quarter of 2014, compared to operating profit of $2 million in the third quarter of 2013. The increase was primarily due to higher polymer sales prices and volumes, partially offset by higher feedstock costs. For the nine months ended September 30, 2014, the Performance Styrenics segment reported operating profit of $8 million compared to operating profit of $2 million for the nine months ended September 30, 2013. The increase was primarily due to higher polymer sales prices and volumes, partially offset by higher feedstock costs.
Highlights
During the third quarter of 2014, we reported record Polyethylene sales, which were 14% higher than the third quarter of 2013.
Also during the third quarter of 2014, we completed our project to convert our Corunna cracker to allow it to utilize up to 100% natural gas liquids ("NGLs") as feedstock. We are currently utilizing 100% NGLs as feedstock, consisting primarily of ethane from the Marcellus Shale Basin.
In October 2014, we executed a long-term transportation agreement with Kinder Morgan to transport ethane and ethane-propane mix from the Utica Shale Basin through Kinder Morgan's previously announced Utica to Ontario Pipeline Access ("UTOPIA") project. The UTOPIA project is expected to be in service by early 2018 subject to permitting and regulatory approvals.
On October 28, 2014, we closed our offering of $500 million 5.00% senior notes due 2025. The net proceeds of the offering will be used to redeem our existing $350 million in aggregate principal amount of 8.625% Senior Notes due 2019 on November 3, 2014, and to pay the fees and expenses associated therewith. The remaining net proceeds will be used for general corporate purposes.
Basis of Presentation
Our unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2014 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our unaudited interim condensed consolidated financial statements do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2013.

NOVA Chemicals Financial Highlights
	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Revenue	$1,427	$1,263	$4,096	$3,884

Operating profit (1)
Olefins/Polyolefins (2)	$414	$245	$1,066	$909
Performance Styrenics	5	2	8	2
Operating profit from the businesses (3)	419	247	1,074	911
Corporate costs	(49)	(40)	(123)	(127)
Operating profit	$370	$207	$951	$784

Profit for the period	$259	$120	$671	$506

Cash provided by operating activities	$423	$221	$789	$638

(1)	Profit before finance costs, net, income taxes and other losses, net. See Supplemental Measures.

(2)	Olefins/Polyolefins consists of the Joffre Olefins, Corunna Olefins and Polyethylene segments.

(3)	See Supplemental Measures.

Review of Business Results
OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights
	Three Months Ended		Nine Months Ended
(millions of U.S. dollars, except as noted)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Revenue	$1,351	$1,194	$3,887	$3,678
Operating profit (loss) (1)
Joffre Olefins	$222	$138	$501	$516
Corunna Olefins	60	28	174	210
Polyethylene	149	65	423	163
Eliminations	(17)	14	(32)	20
Total operating profit	$414	$245	$1,066	$909
Depreciation and amortization	$79	$77	$225	$223
Capital spending	$150	$112	$390	$321
Polyethylene sales volume (millions of pounds) (2)	960	840	2,661	2,645

(1)	See Supplemental Measures.

(2)	Third-party sales.

Average Benchmark Prices (1)
	Three Month Average		Nine Month Average
(U.S. dollars per pound, except as noted)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Principal Products:
Ethylene (2)	$0.52	$0.46	$0.49	$0.47
Polyethylene — linear low density butene liner (3)	$0.82	$0.74	$0.81	$0.73
Polyethylene — weighted-average benchmark (3)	$0.86	$0.78	$0.85	$0.76
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$3.70	$2.34	$4.39	$2.99
NYMEX natural gas (dollars per mmBTU) (4)	$4.07	$3.60	$4.51	$3.68
Columbia Gas Appalachia (dollars per mmBTU) (5)	$3.93	$3.54	$4.53	$3.70
Propane (dollars per gallon) (2)	$1.04	$1.03	$1.13	$0.94
Butane (dollars per gallon) (2)	$1.25	$1.33	$1.30	$1.38
WTI crude oil (dollars per barrel) (5)	$97.21	$105.83	$99.63	$98.14

(1)	Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)	Source: IHS Chemical.

(3)	Source: Townsend Polymer Services and Information. Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.

(4)	Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.

(5)	Source: Platt’s.
Review of Operations
Operating profit was $414 million for the third quarter of 2014, compared to $245 million for the third quarter of 2013. The 69% increase was primarily due to higher margins in all Olefins/Polyolefins business unit segments.
Operating profit was $1,066 million during the nine months ended September 30, 2014, compared to $909 million during the nine months ended September 30, 2013. The increase was primarily due to higher margins in the Polyethylene segment, partially offset by lower margins in the Joffre Olefins and Corunna Olefins segments.
Capital spending in the third quarter and nine months ended September 30, 2014 increased by 34% and 22%, respectively, compared to the third quarter and nine months ended September 30, 2013. The increase was primarily due to continued spending on the NOVA 2020 growth projects and the purchase of buildings housing our Centre for Performance Applications and Centre for Applied Research in Calgary, Alberta during the second quarter of 2014.

Joffre Olefins
Third Quarter 2014 Versus Third Quarter 2013
Joffre Olefins reported operating profit of $222 million for the third quarter of 2014, up from $138 million for the third quarter of 2013. The increase was primarily due to higher ethylene selling prices and sales volumes which more than offset higher feedstock and operating costs.
Feedstock costs were higher as average AECO natural gas prices increased 58% for the third quarter of 2014 compared to the third quarter of 2013. We did not utilize propane feedstock in the third quarter of 2014 and we expect that we now have sufficient ethane feedstock supply for our Joffre ethylene facilities. Operating costs were higher primarily due to the impact of higher natural gas prices on the cost of utilities.
Nine Months Ended September 30, 2014 Versus Nine Months Ended September 30, 2013
Joffre Olefins reported operating profit of $501 million for the nine months ended September 30, 2014, compared to $516 million for the nine months ended September 30, 2013. The slight decrease was primarily due to higher feedstock and operating costs and a decrease in revenue from the sale of electricity from the Joffre cogeneration facility resulting from lower electricity prices, which were mostly offset by higher ethylene selling prices and sales volumes.
Feedstock costs were higher as average AECO natural gas prices increased 47% in the nine months ended September 30, 2014 compared to the same period one year ago, somewhat offset by lower utilization of propane feedstock. Operating costs were higher primarily due to the impact of higher natural gas prices on the cost of utilities.
Cogeneration electricity prices decreased approximately 38% during the nine months ended September 30, 2014, as compared to the nine months ended September 30, 2013, primarily due to lower demand from third parties.
Corunna Olefins
Third Quarter 2014 Versus Third Quarter 2013
Corunna Olefins reported operating profit of $60 million for the third quarter of 2014, an increase from operating profit of $28 million reported for the third quarter of 2013. The increase was primarily due to higher ethylene selling prices and lower feedstock costs, which were partially offset by lower co-product sales volumes. The introduction of Marcellus Shale Basin ethane reduced our feedstock costs and the volume of co-products produced, compared to the heavier feedstock it replaced.
During the third quarter of 2014, we completed our project to convert our Corunna cracker to allow it to utilize up to 100% NGLs as feedstock, and we are currently utilizing 100% NGLs as feedstock, consisting primarily of ethane from the Marcellus Shale Basin. While we have retained the flexibility to use heavier feedstocks when market conditions are favorable, we expect our use of heavy feedstocks to be minimal, if at all, and have taken steps to de-inventory and shut down our Corunna crude refinery unit. We expect a final shut down decision will be made in the first half of 2015. This change to lighter feedstocks will reduce the total volume of co-products produced at the facility which should result in decreased revenue. However, we expect the segment's profitability to improve and variability in profit to stabilize.
Nine Months Ended September 30, 2014 Versus Nine Months Ended September 30, 2013
Corunna Olefins reported operating profit of $174 million for the nine months ended September 30, 2014, compared to operating profit of $210 million for the nine months ended September 30, 2013. The decrease was primarily due to lower co-product sales volumes and an increase in feedstock costs, which were partially offset by higher ethylene selling prices. The introduction of lighter feedstocks and specifically Marcellus Shale Basin ethane reduced feedstock costs and the volume of co-products produced, compared to the heavier feedstock it replaced. This was slightly offset by an increase in propane feedstock costs during the nine months ended September 30, 2014, compared to the nine months ended September 30, 2013. Industry average propane prices increased by 20% period-over-period, primarily due to a harsh winter that resulted in higher demand and supply shortages in the first part of the nine months ended September 30, 2014, compared to depressed pricing in the same period one year ago.
Polyethylene
Third Quarter 2014 Versus Third Quarter 2013
The Polyethylene segment reported operating profit of $149 million for the third quarter of 2014, compared to operating profit of $65 million for the third quarter of 2013. The improvement was primarily due to higher sales prices and record third quarter sales volumes. The average North American industry linear-low density polyethylene butene liner price was $0.82 per pound in the third quarter of 2014, compared to $0.74 per pound average for the third quarter of 2013.
Polyethylene sales volumes increased by 14% in the third quarter of 2014, compared to the third quarter of 2013.
Nine Months Ended September 30, 2014 Versus Nine Months Ended September 30, 2013
The Polyethylene segment reported operating profit of $423 million for the nine months ended September 30, 2014, compared to operating profit of $163 million for the nine months ended September 30, 2013. The improvement was primarily due to higher sales prices, offset slightly by higher feedstock costs. During the nine months ended September 30, 2014, the average North American industry linear-low density polyethylene butene liner price was $0.81 per pound compared to $0.73 per pound average during the nine months ended September 30, 2013.

Polyethylene sales volumes increased by 1% for the nine months ended September 30, 2014, compared to the nine months ended September 30, 2013.
In March 2014, we settled our insurance claim resulting from the unplanned outage at our Mooretown low-density polyethylene facility during 2012 for $55 million. In 2013, we received $15 million as an interim payment. The remaining balance of $40 million was received during 2014.

PERFORMANCE STYRENICS

Financial Highlights
	Three Months Ended		Nine Months Ended
(millions of U.S. dollars, except as noted)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Revenue	$89	$80	$247	$241
Operating profit (1)	$5	$2	$8	$2
Depreciation and amortization	$1	$—	$1	$1
Capital spending	$3	$1	$4	$3
Sales volume (millions of pounds) (2)	79	71	205	203

(1)	See Supplemental Measures.

(2)	Third-party sales.

Average Benchmark Prices (1)
	Three Month Average		Nine Month Average
(U.S. dollars per pound, except as noted)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Styrene Monomer (2)	$0.86	$0.83	$0.85	$0.84
Expandable Polystyrene (2)	$1.22	$1.10	$1.18	$1.11
Benzene (U.S. dollars per gallon) (2)	$5.01	$4.21	$4.86	$4.50

(1)	Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)	Source: IHS Chemical Contract Market.
Review of Operations
Third Quarter 2014 Versus Third Quarter 2013
The Performance Styrenics segment reported operating profit of $5 million during the third quarter of 2014, compared to operating profit of $2 million in the third quarter of 2013. The increase was primarily due to higher polymer sales prices and volumes, partially offset by higher feedstock costs.
The industry average selling price of expandable polystyrene increased by 11% for the third quarter of 2014, compared to the third quarter of 2013.
Nine Months Ended September 30, 2014 Versus Nine Months Ended September 30, 2013
The Performance Styrenics segment reported operating profit of $8 million for the nine months ended September 30, 2014, compared to operating profit of $2 million for the nine months ended September 30, 2013. The increase was primarily due to higher polymer sales prices and volumes, partially offset by higher feedstock costs.
The industry average selling price of expandable polystyrene increased by 6% in the nine months ended September 30, 2014, compared to the nine months ended September 30, 2013.

CORPORATE

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Corporate operating costs	$(44)	$(40)	$(113)	$(120)
Mark-to-market feedstock derivatives (1)	—	—	—	(4)
Foreign exchange	(4)	2	(5)	3
Impairment or other asset write-offs	—	—	(1)	—
Depreciation and amortization	(1)	(2)	(4)	(6)
Operating loss (2)	$(49)	$(40)	$(123)	$(127)

(1)
We are required to record on the statement of financial position the market value of open derivative positions which either do not qualify for hedge accounting treatment or are not designated by us as qualifying hedges. The gain or loss resulting from changes in the market value of these derivatives is recorded as profit or loss each period. These mark-to-market adjustments are recorded in the feedstock and operating costs line on the consolidated income statements and as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

(2)	See Supplemental Measures.
Corporate Operating Costs
Corporate operating costs during the third quarter and first nine months of 2014 were consistent with the third quarter and first nine months of 2013.
Mark-to-Market Feedstock Derivatives
During the third quarters of 2014 and 2013, the mark-to-market value of our open feedstock derivative positions was nil. From time-to-time, we lock-in ethane spreads on small volumes of ethane-propane mix and the pricing on a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts. Our portfolio also may include trades to re-price feedstock inventory (excluding ethane), and lock-in at a fixed price or spread, certain volumes of our natural gas requirements.

Changes in Profit
(millions of U.S. dollars)	Q3 2014 Compared to Q3 2013	First Nine Months 2014 Compared to First Nine Months 2013
Higher operating margin(1)	$168	$160
Lower research and development	—	1
Lower sales and marketing	—	2
(Higher) lower general and administrative	(5)	4
Lower finance costs, net	21	63
Lower other losses, net	2	6
Higher income tax expense	(47)	(71)
Increase in profit	$139	$165
(1)     Operating margin equals revenue less feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).
Profit increased during the third quarter of 2014 compared to the third quarter of 2013, primarily due to higher margins in all business segments and lower finance costs, partially offset by higher income tax expense. Profit increased during the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013, primarily due to higher margins in the Polyethylene segment and lower finance costs, partially offset by lower margins in the Joffre Olefins and Corunna Olefins segments and higher income tax expense.
Finance costs, net, were lower during the third quarter of 2014 compared to the third quarter of 2013, primarily due to the make whole payment related to the purchase and redemption of our $350 million 8.375% senior notes due 2016 in July and August 2013, partially offset by the write-off of unamortized discounts related to our $350 million 8.625% senior notes due 2019 which were called on October 3, 2014 for redemption on November 3, 2014. Finance costs, net during the first nine months of 2014 were lower than the first nine months of 2013, primarily due to the purchase and redemption of our $350 million 8.375% senior notes due 2016 in July and August 2013, including the related write-off of unamortized discounts, and the write-off of unamortized discounts related to our $100 million 7.875% debentures due 2025, which we called in March 2013.
Income tax expense was higher during the third quarter and first nine months of 2014 compared to the third quarter and first nine months of 2013, primarily due to an increase in profit before income taxes.

Capitalization, Liquidity and Cash Flow

Capitalization
(millions of U.S. dollars)	September 30 2014	December 31 2013
Long-term debt due within one year	$2	$2
Long-term debt (1)	855	860
Less: cash and cash equivalents	(427)	(873)
Total debt, net of cash and cash equivalents	$430	$(11)
Total equity	$3,404	$3,521
Quarterly increase (decrease) in total debt, net of cash (2)	$267	$(146)

(1)	See discussion below regarding redemption of the $350 million 8.625% Senior Notes due 2019 and new senior note offering.

(2)	Benchmarked against the previous applicable quarter.
Liquidity
We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. Our total liquidity at September 30, 2014, was $936 million, compared to $1,379 million at December 31, 2013.
We have two revolving credit facilities totaling $525 million as of September 30, 2014 and December 31, 2013. As of September 30, 2014 and December 31, 2013, we had utilized $16 million and $19 million, respectively, of our revolving credit facilities.
We have two accounts receivable securitization programs (one in the U.S. and one in Canada). At September 30, 2014 and December 31, 2013, there were no outstanding balances under the programs. At September 30, 2014 and December 31, 2013, the maximum funding availability of the programs was $225 million. In January 2014, we amended our U.S. accounts receivable securitization program to extend the term three years to January 30, 2017.
Our $425 million secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling 12 month basis and a debt to capitalization ratio not to exceed 60%. We were in compliance with these covenants at September 30, 2014.
As of September 30, 2014 and December 31, 2013, we had $42 million and $79 million, respectively, outstanding on our standby letter of credit facility.
On October 28, 2014, we closed our offering of $500 million 5.00% senior notes due 2025. The net proceeds of the offering will be used to redeem our existing $350 million in aggregate principal amount of 8.625% Senior Notes due 2019 on November 3, 2014, and to pay the fees and expenses associated therewith. The remaining net proceeds will be used for general corporate purposes.
Inflows and Outflows of Cash
During the third quarter of 2014, we generated $423 million in cash from operating activities. Funds from operations were $431 million. Working capital decreased by $18 million primarily due to a decrease in inventory, partially offset by an increase in accounts receivable and a decrease in accounts payable. The decreases in inventory and accounts payable were primarily due the transition away from crude oil at our Corunna cracker as we moved to utilizing 100% NGLs as feedstock. Inventory also decreased due to a decrease in ethylene and polyethylene inventory. The increase in accounts receivable was primarily due to higher ethylene and polyethylene sales prices and volumes. Capital expenditures and turnaround costs totaled $162 million for the third quarter of 2014. The net decrease in cash and cash equivalents for the third quarter of 2014 was $262 million.
During the nine months ended September 30, 2014, we generated $789 million in cash from operating activities. Funds from operations were $1,114 million. Working capital increased by $110 million primarily due to a decrease in accounts payable and an increase in accounts receivable, slightly offset by a decrease in inventory. The decreases in inventory and accounts payable were primarily due to the transition away from crude oil at our Corunna cracker as we moved to utilizing 100% NGLs as feedstock. The decrease in inventory was partially offset by higher ethylene and polyethylene prices. The increase in accounts receivable was primarily due to higher ethylene and polyethylene sales prices, which was mostly offset by lower ethylene and co-product sales volumes due to the lighter feedstock used at Corunna. Capital expenditures and turnaround costs totaled $430 million during the nine months ended September 30, 2014. In May 2014, we repaid the Advanced Manufacturing Investment Strategy Loan of $9 million (Cdn$10 million) which we had received from the Government of Ontario. The net decrease in cash and cash equivalents for the first nine months of 2014 was $446 million.
In June 2014, our shareholder approved, and we accrued, a special $510 million distribution, which was paid to our shareholder in July 2014. In March 2014, our shareholder approved, and we accrued, a $250 million distribution for the 2013 financial year, which was paid to our shareholder in April 2014. These distributions occurred by a reduction of our stated capital account maintained for our common shares.
In March 2014, we settled our insurance claim resulting from the unplanned outage at our Mooretown low-density polyethylene facility during 2012 for $55 million. In 2013, we received $15 million as an interim payment. During the first quarter of 2014, we received $9 million and the remaining balance of $31 million was received during the second quarter of 2014.

Feedstock Derivative Positions
We maintain a derivatives program to manage risk associated with our feedstock purchases. We recorded no net after-tax gain or loss on realized positions in the third quarters of 2014 and 2013.
Mark-to-market adjustments related to the change in the value of open feedstock positions are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results. See Mark-to-Market Feedstock Derivatives in "Corporate" above for more details.
Supplemental Measures
We present certain supplemental measures below, which do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We believe that certain non-IFRS financial measures, when presented in conjunction with comparable IFRS financial measures, are useful to readers because the information is an appropriate measure for evaluating our operating performance. Internally, we use this non-IFRS financial information as an indicator of business performance, with specific reference to these indicators. These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

•	Operating Profit (Loss) —profit (loss) before finance costs, net, income taxes and other gains and losses. This measure assists readers in analyzing our profit from operations.

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Reconciliation of operating profit to profit for the period
Operating profit	$370	$207	$951	$784
Finance costs, net	(19)	(40)	(43)	(106)
Other losses, net	(3)	(5)	(7)	(13)
Income tax expense	(89)	(42)	(230)	(159)
Profit for the period	$259	$120	$671	$506

•
Operating Profit from the Businesses—represents operating profit from the Olefins/Polyolefins business unit and the Performance Styrenics segment. This measure highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.

•
Senior Debt-to-Cash Flow—equals the drawn amount on any secured credit facilities of the Company (including letters of credit), plus the funded amount of our accounts receivable securitization programs, divided by Consolidated Cash Flow. This measure is provided to assist readers in calculating our Senior Debt-to-Cash Flow financial covenant.

•
Consolidated Cash Flow—equals consolidated profit (loss), plus finance costs, income taxes and depreciation and amortization, less all non-cash items. This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes certain subsidiaries. The Consolidated Cash Flow calculation is performed on a rolling 12 months. This measure is provided to assist readers in calculating our Senior Debt-to-Cash Flow financial covenant.

•
Debt-to-Capitalization—equals Net Consolidated Debt, divided by the aggregate of Consolidated Shareholder’s Equity, Net Consolidated Debt and Subordinated Shareholder Debt. This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

•
Net Consolidated Debt—equals long-term debt due within one year and long-term debt as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding debt of certain subsidiaries and any non-recourse debt, less cash and cash equivalents as reflected on our Consolidated Statement of Financial Position (excluding cash and cash equivalents of certain subsidiaries). This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

•
Consolidated Shareholder’s Equity—equals consolidated equity as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding equity allocable to certain subsidiaries or equity allocable to assets that secure non-recourse debt). This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

NOVA Chemicals Corporation
Notice of Disclosure of Non-auditor Review of Interim Financial Statements for the periods ended September 30, 2014 and 2013
The accompanying unaudited interim condensed consolidated financial statements of NOVA Chemicals Corporation for the interim periods ended September 30, 2014 and 2013, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting and are the responsibility of the Company's management.
Our independent auditors, Ernst & Young LLP, have not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.
Dated October 29, 2014

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statements
		Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	Notes	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Revenue		$1,427	$1,263	$4,096	$3,884

Feedstock and operating costs		984	988	2,947	2,895
Research and development		12	12	35	36
Sales and marketing		7	7	21	23
General and administrative		54	49	142	146
		1,057	1,056	3,145	3,100
Operating profit		370	207	951	784

Finance costs, net	5	(19)	(40)	(43)	(106)
Other losses, net		(3)	(5)	(7)	(13)
		(22)	(45)	(50)	(119)
Profit before income taxes		348	162	901	665
Income tax expense	6	(89)	(42)	(230)	(159)
Profit for the period		$259	$120	$671	$506

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income
		Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	Notes	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Profit for the period		$259	$120	$671	$506

Items that may be reclassified subsequently to profit or loss:
Net gain on available-for-sale investments		—	—	—	1
		—	—	—	1
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) arising from employee benefit plan liabilities	3	14	26	(37)	163
Income tax (expense) benefit	6	(4)	(6)	9	(36)
		10	20	(28)	127
Other comprehensive income (loss) for the period, net of income tax		10	20	(28)	128
Total comprehensive income for the period, net of income tax		$269	$140	$643	$634

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Financial Position
(unaudited, millions of U.S. dollars)	Notes	September 30 2014	December 31 2013
Assets
Current assets
Cash and cash equivalents		$427	$873
Trade and other receivables		547	539
Inventories		513	527
Income taxes receivable		67	18
Other current assets		34	40
		1,588	1,997
Intangible assets		352	372
Other non-current assets		67	54
Deferred tax asset		84	84
Property, plant and equipment	7	3,918	3,698
		$6,009	$6,205
Liabilities and Equity
Current liabilities
Trade and other payables		$458	$541
Other current liabilities		118	132
Income taxes payable		97	35
Provisions	9	31	31
Long-term debt due within one year	8	2	2
		706	741
Long-term debt	8	855	860
Other non-current liabilities		35	48
Employee benefit plan liability	3	170	184
Provisions	9	108	110
Deferred tax liability		731	741
		2,605	2,684
Equity
Issued capital		—	636
Other components of equity		1	1
Retained earnings		3,403	2,884
		3,404	3,521
		$6,009	$6,205

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Changes in Equity
(unaudited, millions of U.S. dollars)	Issued capital	Available-for-sale reserve	Retained earnings	Total equity
At December 31, 2012	$786	$—	$2,073	$2,859
Profit for the period	—	—	185	185
Other comprehensive income	—	1	48	49
Total comprehensive income	—	1	233	234
Distribution	(150)	—	—	(150)
At March 31, 2013	636	1	2,306	2,943
Profit for the period	—	—	201	201
Other comprehensive income	—	—	59	59
Total comprehensive income	—	—	260	260
At June 30, 2013	636	1	2,566	3,203
Profit for the period	—	—	120	120
Other comprehensive income	—	—	20	20
Total comprehensive income	—	—	140	140
At September 30, 2013	$636	$1	$2,706	$3,343

At December 31, 2013	$636	$1	$2,884	$3,521
Profit for the period	—	—	245	245
Other comprehensive loss	—	—	(18)	(18)
Total comprehensive income	—	—	227	227
Distribution	(250)	—	—	(250)
At March 31, 2014	386	1	3,111	3,498
Profit for the period	—	—	167	167
Other comprehensive loss	—	—	(20)	(20)
Total comprehensive income	—	—	147	147
Distribution	(386)	—	(124)	(510)
At June 30, 2014	—	1	3,134	3,135
Profit for the period	—	—	259	259
Other comprehensive income	—	—	10	10
Total comprehensive income	—	—	269	269
At September 30, 2014	$—	$1	$3,403	$3,404

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Cash Flows
	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Operating activities
Profit before income taxes	$348	$162	$901	$665
Adjustments to reconcile profit before income taxes to net cash flows:
Depreciation and amortization	81	79	230	230
Unrealized loss on derivatives	—	—	—	4
Unrealized foreign exchange (gain) loss	(9)	4	(6)	(2)
Movements in provisions and pensions	(8)	(6)	(55)	(58)
Finance costs	19	40	43	106
Impairment charge or other asset write-offs	—	—	1	—
	431	279	1,114	945
Working capital adjustments:
Trade and other receivables	(69)	53	(12)	5
Inventories	115	(5)	15	(114)
Other current assets	3	2	(3)	(12)
Trade and other payables	(29)	(58)	(78)	(27)
Other current liabilities	(2)	(21)	(32)	(26)
	18	(29)	(110)	(174)
Changes in other non-current assets and liabilities	13	3	(15)	(3)
	31	(26)	(125)	(177)
Interest received	1	—	2	1
Income tax payments, net of refunds	(40)	(32)	(202)	(131)
Cash provided by operating activities	423	221	789	638
Investing activities
Purchase of property, plant and equipment	(154)	(109)	(386)	(316)
Capitalized borrowing costs	(6)	(4)	(17)	(11)
Turnaround costs	(2)	(9)	(27)	(48)
Purchase of available-for-sale investments	(2)	(6)	(10)	(25)
Proceeds from sale of available-for-sale investments	2	1	8	10
Repayment of receivable from sale of business	—	—	4	1
Purchase of intangible assets	—	(1)	(1)	(1)
Proceeds from disposal of property, plant and equipment	—	—	—	2
Dividend received	—	—	2	—
Other	(1)	(3)	(2)	—
Cash used in investing activities	(163)	(131)	(429)	(388)
Financing activities
Long-term debt repayments	(1)	(351)	(11)	(452)
Long-term debt additions	—	493	—	493
Interest paid	(11)	(29)	(35)	(66)
Distributions paid to shareholder	(510)	—	(760)	(150)
Cash (used in) provided by financing activities	(522)	113	(806)	(175)
(Decrease) increase in cash and cash equivalents	(262)	203	(446)	75
Cash and cash equivalents, beginning of period	689	525	873	653
Cash and cash equivalents, end of period	$427	$728	$427	$728

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Notes to Condensed Consolidated Financial Statements
(unaudited, millions of U.S. dollars, unless otherwise noted)
1.    Corporate information
These unaudited interim condensed consolidated financial statements of NOVA Chemicals Corporation for the three and nine months ended September 30, 2014 and 2013 were authorized for issue in accordance with a resolution adopted by the audit committee of our Board of Directors on October 28, 2014. NOVA Chemicals Corporation is a corporation continued under the laws of the Business Corporations Act (New Brunswick) with its principal place of business located at 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5. Where used in these financial statements, “NOVA Chemicals” or the “Company” or “we” or “our” or “us” means NOVA Chemicals Corporation alone or together with its subsidiaries, depending on the context in which such terms are used.
2.    Basis of preparation and accounting policies
Basis of preparation
Our unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2014 have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. Our unaudited interim condensed consolidated financial statements do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2013.
The same accounting policies and methods of computation were followed in the preparation of these unaudited interim condensed consolidated financial statements as were followed in the preparation of the audited consolidated financial statements for the year ended December 31, 2013, except for the changes discussed below.
Changes in accounting policies and disclosures
New and amended standards and interpretations
Our accounting policies adopted are consistent with those of the prior period, except for the following new and amended standards effective as of January 1, 2014:
IAS 32, Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32, Financial Instruments Presentation
The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements. The amendments to IAS 32 were adopted January 1, 2014 and require retrospective application. The disclosures required by the amendments will be included in our consolidated financial statements when applicable. The amendments did not impact our financial position or performance.
IAS 36, Impairment of Assets: Recoverable Amount Disclosures for Non-Financial Assets - Amendments to IAS 36
The amendments to IAS 36, Impairment of Assets, require disclosures about the recoverable amount of impaired assets. The amendments clarify the IASB’s original intention that the scope of the disclosures is limited to the recoverable amount of impaired assets that is based on fair value less costs of disposal. The amendments were adopted January 1, 2014. The disclosures required by the amendments will be included in our consolidated financial statements when applicable. The amendments did not impact our financial position or performance.
IFRIC Interpretation 21: Levies
IFRIC 21, Levies, is an interpretation of IAS 37, which sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The adoption of IFRIC 21 did not have an impact on our consolidated financial statements.
Standards issued but not yet effective
The standards and interpretations that are issued, but not yet effective, up to September 30, 2014 are disclosed below. We intend to adopt these standards and interpretations when they become effective.
IFRS 15, Revenue from Contracts with Customers
IFRS 15 establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers and supersedes current revenue recognition guidance. The core principle of IFRS 15 is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-

element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2017, with earlier application permitted. We are currently evaluating the impact of this standard, including the method of adoption.
IFRS 11, Accounting for Acquisitions of Interests in Joint Arrangements - Amendments to IFRS 11, Joint Arrangements
The amendments to IFRS 11 provide guidance regarding the accounting for acquisitions of interests in joint operations in which the activity constitutes a business. The amendments will require an acquirer of an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3, Business Combinations, to apply all of the principles concerning business combinations accounting in IFRS 3 and other IFRSs, except for those that conflict with the guidance in IFRS 11. The amendments are effective for annual periods beginning on or after January 1, 2016 and should be applied prospectively. Early application is permitted. We are currently evaluating the impacts of the amendments.
IFRS 9, Financial Instruments
The IASB's issuance of IFRS 9, Financial Instruments, compiles the classification and measurement, impairment and hedge accounting phases of its project to replace IAS 39, Financial Instruments: Recognition and Measurement. Among other things, IFRS 9 includes a model for classifying and measuring securities, loans, and other financial instruments, an expected credit loss impairment model for all financial assets, and changes to the hedge accounting guidance in IFRS that links the accounting treatment to an organization's risk management. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early application is permitted. We are currently evaluating the impacts of the amendments.
Annual Improvements to IFRSs 2012-2014 Cycle
The Annual Improvements to IFRSs: 2012 - 2014 Cycle were issued as a result of the IASB's annual improvement process which incorporates amendments to various standards. The Annual Improvements to IFRSs amends IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, regarding changes in methods of disposal; IFRS 7, Financial Instruments: Disclosures, on the subject of servicing contracts and on the subject of the applicability of the amendments to IFRS 7 to condensed interim financial statements; IAS 19, Employee Benefits, on the subject of discount rate: regional market issues; and IAS 34, Interim Financial Reporting, which clarifies disclosure of information "elsewhere in the interim financial report." The amendments are effective for annual periods beginning on or after January 1, 2016, with prospective application. We are currently evaluating the impacts of the amendments.
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - Amendments to IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures
The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016. Early application is permitted. We are currently evaluating the impacts of the amendments.
3.    Significant accounting judgments, estimates and assumptions
The preparation of our unaudited interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.
Except as described below, the judgments, estimates and assumptions applied in our unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2014, including the key sources of estimation uncertainty, were the same as those applied in our audited consolidated financial statements for the year ended December 31, 2013.
Pension and post-retirement benefits
The cost and obligations for our defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension indexation increases. Due to the complexity of the valuation, the underlying assumptions and their long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. Also, given the allocation of assets, the market value of the plans’ assets are sensitive to change in capital markets. All significant assumptions and asset values are reviewed at each reporting date.
In determining the appropriate discount rate, management considers the yields of high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration or match the projected cash flows of our pension obligations. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases are based on our long-term view of compensation trends and pension indexation is based on expected future inflation rates for the respective country.
Given the decrease in interest rates during the first nine months of 2014, management decreased the discount rates used in determining our pension and post-retirement obligations and applied actual pension asset values as of September 30, 2014. These changes increased our employee benefit plan liability by $44 million in 2014, and decreased other comprehensive income and equity by $33 million for the nine months ended September 30, 2014.

Property, plant and equipment ("PP&E")
Judgmental aspects of accounting for PP&E involves selection of an appropriate method of depreciation, estimates of the life of assets and determining whether an impairment of our assets exists and measuring such impairment. We review the estimated useful lives and the depreciation method of PP&E at each financial year end and make adjustments prospectively when appropriate. This review is completed by our engineers familiar with the plant sites and requires management's assessment of economic utility. In connection with our project to convert our Corunna cracker to utilize up to 100% natural gas liquids feedstock, the estimated useful lives of our manufacturing facilities in Ontario, Canada were increased to 15 years as of January 1, 2014. The change in useful lives of these assets did not have a material impact on depreciation expense for the three and nine months ended September 30, 2014.
4.    Segmented information
The following tables provide information for each reportable operating segment.

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Revenue
Joffre Olefins	$545	$415	$1,521	$1,369
Corunna Olefins	458	528	1,492	1,661
Polyethylene	759	596	2,078	1,813
Performance Styrenics	89	80	247	241
Eliminations	(424)	(356)	(1,242)	(1,200)
	$1,427	$1,263	$4,096	$3,884

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Operating profit (loss)
Joffre Olefins	$222	$138	$501	$516
Corunna Olefins	60	28	174	210
Polyethylene	149	65	423	163
Performance Styrenics	5	2	8	2
Corporate	(49)	(40)	(123)	(127)
Eliminations	(17)	14	(32)	20
Operating profit	370	207	951	784
Finance costs, net	(19)	(40)	(43)	(106)
Other losses, net	(3)	(5)	(7)	(13)
Profit before income taxes	$348	$162	$901	$665

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Depreciation and amortization
Joffre Olefins	$43	$42	$124	$118
Corunna Olefins	11	12	31	34
Polyethylene	25	23	70	71
Performance Styrenics	1	—	1	1
Corporate	1	2	4	6
	$81	$79	$230	$230

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Capital Spending
Joffre Olefins	$24	$15	$66	$51
Corunna Olefins	26	39	67	131
Polyethylene	100	58	257	139
Performance Styrenics	3	1	4	3
Corporate	7	—	9	3
	$160	$113	$403	$327

(unaudited, millions of U.S. dollars)	September 30 2014	December 31 2013
Assets
Joffre Olefins	$2,311	$2,326
Corunna Olefins	849	857
Polyethylene	2,059	1,891
Performance Styrenics	98	83
Corporate	670	1,058
Eliminations	22	(10)
	$6,009	$6,205
5.    Finance costs

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Interest on long-term debt (1)	$(21)	$(37)	$(51)	$(101)
Interest on securitizations and other	(3)	(6)	(9)	(14)
Accretion of decommissioning provisions	(1)	(1)	(3)	(3)
Finance costs	(25)	(44)	(63)	(118)
Capitalized borrowing costs	6	4	17	11
Finance income	—	—	3	1
Finance costs, net	$(19)	$(40)	$(43)	$(106)

(1)
Includes write-offs of unamortized discounts for the three and nine months ended September 30, 2014 and the nine months ended September 30, 2013. The three and nine months ended September 30, 2013 also includes make whole payments.

6.    Income taxes

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Profit before income taxes	$348	$162	$901	$665
Statutory income tax rate	25.0%	25.0%	25.0%	25.0%
Computed income tax expense	(87)	(40)	(225)	(166)
(Increase) decrease in taxes resulting from:
Higher effective foreign tax rates	(3)	(1)	(6)	(4)
Unrecognized loss carryforwards	—	1	—	7
Other	1	(2)	1	4
Income tax expense	$(89)	$(42)	$(230)	$(159)

The major components of income tax expense are:

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2014	September 30 2013	September 30 2014	September 30 2013
Current income tax expense	$(94)	$(51)	$(231)	$(191)
Deferred income tax benefit	5	9	1	32
Income tax expense recognized in the consolidated income statements	(89)	(42)	(230)	(159)
Income tax (expense) benefit recognized in other comprehensive income	(4)	(6)	9	(36)
Total income tax expense	$(93)	$(48)	$(221)	$(195)
7.    Property, plant and equipment

(unaudited, millions of U.S. dollars)	Land	Buildings, structures & production plants	Machinery & equipment	Information system hardware	Vehicles	Office furniture & fixtures	Assets under construction	Total
Cost
At December 31, 2013	$45	$4,219	$16	$20	$10	$9	$469	$4,788
Additions	9	105	3	7	1	—	307	432
Disposals	—	(28)	—	—	—	—	(1)	(29)
Transfers	—	218	—	—	—	1	(219)	—
At September 30, 2014	$54	$4,514	$19	$27	$11	$10	$556	$5,191
Depreciation and impairments
At December 31, 2013	$—	$1,054	$8	$15	$3	$2	$8	$1,090
Depreciation	—	197	3	2	—	1	—	203
Disposals	—	(20)	—	—	—	—	—	(20)
Transfers	—	2	—	—	—	—	(2)	—
At September 30, 2014	$—	$1,233	$11	$17	$3	$3	$6	$1,273
Net book value
At September 30, 2014	$54	$3,281	$8	$10	$8	$7	$550	$3,918
At December 31, 2013	$45	$3,165	$8	$5	$7	$7	$461	$3,698
In June 2014, we completed the purchase of the buildings housing our Centre for Performance Applications and Centre for Applied Research in Calgary, Alberta.
Capitalized borrowing costs
The amount of borrowing costs capitalized during the three and nine months ended September 30, 2014 was $6 million and $17 million, respectively. A weighted average borrowing rate of approximately 7% was used to determine the amount of costs eligible for capitalization for the three and nine months ended September 30, 2014.
The amount of borrowing costs capitalized during the three and nine months ended September 30, 2013 was $4 million and $11 million, respectively. A weighted average borrowing rate of approximately 8% was used to determine the amount of costs eligible for capitalization for the three and nine months ended September 30, 2013.
Capital commitments
See Note 10 for capital commitments.

8.    Long-term debt

(unaudited, millions of U.S. dollars, unless otherwise noted)	Maturity		September 30 2014	December 31 2013
Revolving credit facilities	2015 - 2017	(1)	$—	$—
Unsecured notes:
$350	2019	(2)	350	343
$500	2023	(3)	494	493
			$844	$836
Accounts receivable securitization programs	2015-2017		—	—
Other debt	2019-2020		13	26
Total			$857	$862
Less long-term debt due within one year			(2)	(2)
Long-term debt			$855	$860

(1)	As of September 30, 2014, two facilities totaling $525 million: $425 million due December 17, 2017 and $100 million due September 20, 2015.

(2)	Callable at the option of the Company at any time. Called by us on October 3, 2014. See Note 11.

(3)	Callable at the option of the Company at any time.
Accounts receivable securitization programs
We have two accounts receivable securitization programs (one in the U.S. and one in Canada). At September 30, 2014 and December 31, 2013, there were no outstanding balances under the programs. At September 30, 2014 and December 31, 2013, the maximum funding availability of the programs was $225 million.
In January 2014, we amended our U.S. accounts receivable securitization program to extend the term three years to January 30, 2017.
Other debt
In May 2014, we repaid the Advanced Manufacturing Investment Strategy Loan of $9 million (Cdn$10 million), which we had received from the Government of Ontario.
Revolving credit facilities
We have two revolving credit facilities totaling $525 million as of September 30, 2014 and December 31, 2013. As of September 30, 2014 and December 31, 2013, we had utilized $16 million and $19 million, respectively, of our revolving credit facilities.
Financial covenants
Our $425 million secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling 12 month basis and a debt to capitalization ratio not to exceed 60%. We were in compliance with these covenants at September 30, 2014.
Standby letter of credit facility
As of September 30, 2014 and December 31, 2013, we had $42 million and $79 million, respectively, outstanding on our standby letter of credit facility.
9.    Provisions

(unaudited, millions of U.S. dollars)	Other	Decommissioning	Environmental	Legal	Total
At December 31, 2013	$—	$104	$6	$31	$141
Additions	3	—	—	—	3
Interest expense	—	3	—	—	3
Utilized	(3)	—	—	—	(3)
Foreign exchange	—	(5)	—	—	(5)
At September 30, 2014	$—	$102	$6	$31	$139

Classified as:	September 30 2014	December 31 2013
Current	$31	$31
Non-current	108	110
	$139	$141

Decommissioning
Our decommissioning provisions are comprised of expected costs to be incurred upon termination of operations and closure of our active manufacturing plant facilities. The estimated cash flows are expected to be incurred on closure of active plants in 2 to 16 years based on the remaining useful lives of the active plants. In arriving at the estimated decommissioning provision, a risk-free rate was used to discount the estimated future cash flows. The estimated decommissioning provision will increase, or accrete, each year over the remaining lives of active plants.
Environmental
Our environmental provisions relate to environmental liabilities and restoration costs associated with inactive sites. Cash outflows relating to these liabilities are expected to occur within one to three years.
Legal
We are involved in litigation from time-to-time in the ordinary course of business. See Note 10.
10.    Commitments and contingencies
Legal claims and contingent liabilities
We are involved in litigation from time-to-time in the ordinary course of business. Provisions and contingent liabilities related to legal claims are recorded in accordance with the policies that were followed in the preparation of the audited consolidated financial statements for the year ended December 31, 2013.
Legal claims often involve highly complex issues, actual damages, and other matters. These issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimate of damages are often difficult to determine.
We have recorded a provision for claims which we are able to make an estimate of the expected loss or range of possible loss, but believe that the publication of this information on a case-by-case basis would seriously prejudice our position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, for these claims, we have disclosed information with respect to the nature of the claim, but not an estimate of the range of potential loss or any provision accrued.
We believe that the aggregate provisions recorded for these matters are adequate based upon currently available information. However, given the inherent uncertainties related to these claims, we could, in the future, incur judgments that could have a material adverse effect on our results of operations in any particular period. We consider it unlikely that any such judgments could have a material adverse effect on our liquidity or financial position.
For contingent liabilities, we have disclosed the claims below, but have not recorded a provision of the potential outcome of these claims and we are unable to make an estimate of the expected financial effect that will result from ultimate resolution of the proceedings.
In 2005, The Dow Chemical Company ("Dow Chemical") filed suit against us in the Federal District Court in Delaware alleging that certain grades of our SURPASS® polyethylene film resins infringe two Dow Chemical patents. In 2010, a jury trial took place and a judgment of infringement against NOVA Chemicals was entered on June 18, 2010. Dow Chemical was awarded certain amounts for damages and pre-judgment interest. In 2012, after unsuccessful appeals, NOVA Chemicals paid Dow Chemical approximately $77 million. A Supplemental Damages Bench Trial was held on April 30, 2013 and May 1, 2013 to determine any additional damages that should be awarded to Dow Chemical based on sales of certain grades of NOVA Chemicals’ SURPASS resin in the United States from January 1, 2010 through the expiration of the patents on October 15, 2011. The court issued a decision in March 2014. Approximately $30 million was awarded to Dow Chemical for supplemental damages. In April 2014, we filed a Notice of Appeal with the court, and we will be required to post at least $30 million as security for the appeal.
In December 2010, Dow Chemical filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent. We filed our statement of defense and counterclaim in March 2011. A trial on the infringement issue commenced in September 2013 and concluded in November 2013. In May 2014, the judge for the Federal Court issued an adverse judgment. In August 2014, we filed a Notice of Appeal with the Federal Court of Appeal. A subsequent trial to determine damages will be held at a future date if the judgment is affirmed on appeal.
In 2006, Dow Chemical Canada ULC and its European affiliate (collectively, "Dow") filed a claim against us in the Court of Queen's Bench of Alberta concerning the third ethylene plant at our Joffre site. Dow has amended its initial statement of claim and has claimed for further losses and damages in an amount to be proven at trial of this action. In its most recent amendment, Dow estimates its claim at an amount exceeding $400 million. We initially counterclaimed in the same action. We also amended our statement of defense and counterclaim. The amount of our counterclaim is estimated in our most recent amendment at approximately $350 million. We have proposed further amendments to our statement of defense and counterclaim the effect of which, among other things, will be to alter the amount of our counterclaim. Our counterclaim is now estimated to be at least $50 million. Approval of these amendments is subject to Dow's consent or court order. A trial is currently scheduled to commence in January 2015.
Capital commitments
At September 30, 2014, we had capital commitments of $497 million, of which $424 million relates to NOVA 2020 growth projects, including $378 million for the PE1 Expansion Project. The remaining $73 million relates primarily to various sustaining capital projects.

Other commitments and contingencies
In April 2014, NOVA Chemicals and Veresen Inc. entered into an agreement to explore the joint development and ownership of a greenfield salt cavern storage facility near Burstall, Saskatchewan. The facility would initially be designed for ethane storage in support of our Joffre operations and would be connected via pipeline to the existing Alberta Ethane Gathering System (owned by Veresen Inc.) which currently supplies the majority of feedstock to the Joffre complex.
In March 2014, we settled our insurance claim resulting from the unplanned outage at our Mooretown low-density polyethylene facility during 2012 for $55 million. In 2013, we received $15 million as an interim payment. The remaining balance of $40 million was received during 2014.
In March 2014, we exercised our option to purchase, at a later date, two pipelines in Alberta, Canada, the Ethylene Delivery System and the Joffre Feedstock Pipeline, from AltaGas Extraction and Transmission LP.
11.    Subsequent events
$500 million offering
On October 28, 2014, we closed our offering of $500 million 5.00% senior notes due 2025. The net proceeds of the offering will be used to redeem our existing $350 million in aggregate principal amount of 8.625% Senior Notes due 2019 on November 3, 2014, and to pay the fees and expenses associated therewith. The remaining net proceeds will be used for general corporate purposes.

Transportation agreement
In October 2014, we executed a long-term transportation agreement with Kinder Morgan to transport ethane and ethane-propane mix from the Utica Shale Basin through Kinder Morgan's previously announced Utica to Ontario Pipeline Access ("UTOPIA") project. The UTOPIA project is expected to be in service by early 2018 subject to permitting and regulatory approvals.

Forward-Looking Statements
This earnings report contains forward-looking statements with respect to NOVA Chemicals. By its nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking statements will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such forward-looking statements.
The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. Specific forward-looking statements contained in this earnings report include, among others, statements regarding: the expected in service date for the UTOPIA project; our plans for the net proceeds from our offering of $500 million 5.00% senior notes due 2025; our expectation that we now have sufficient ethane feedstock supply for our Joffre ethylene production; our beliefs about the impact of our transition to usage of up to 100% natural gas liquids at our Corunna cracker on the segment's co-product production and sales and revenue and profitability; our beliefs regarding our litigation with Dow Chemical; our beliefs regarding our commitments and contingencies; and our expectations regarding the agreement with Veresen Inc. to explore the development of a greenfield salt cavern. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on February 27, 2014 as well as our other filings with the SEC which can be obtained on our website at http://www.novachemicals.com or the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents.
Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this earnings report, and except as required by applicable law, we undertake no obligation to publicly update the forward-looking statements to reflect new information, subsequent events or otherwise.
Trademark Information
NOVA Chemicals logo is a registered trademark of NOVA Brands Ltd.; authorized use.
SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorisée.

INVESTOR INFORMATION
Contact Information
Phone:(403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet: www.novachemicals.com	E-Mail: public@novachem.com

NOVA Chemicals Corporation 1000 Seventh Avenue S.W., P.O. Box 2518 Calgary, Alberta, Canada T2P 5L5

For investors inquiries, please contact:	For media inquiries, please contact:
Tracey Simpson	Pace Markowitz
Leader, External Financial Reporting	Director, Communications
E-mail: Tracey.Simpson@novachem.com	E-mail: Pace.Markowitz@novachem.com

NOVA Chemicals files additional information with the U.S. Securities and Exchange Commission, which can be accessed via the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

Any questions and requests for assistance in surrendering certificates representing shares of NOVA Chemicals in order to receive consideration for such shares may be directed to the office of the depositary, CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc. at 320 Bay Street, Basement Level (B1), Toronto, Ontario, M5H 4A6; telephone: 1-800-387-0825 (Canada/US) or (416) 682-3860 (outside Canada/US); e-mail: inquiries@canstockta.com. Non-registered shareholders should contact their broker or other intermediary for details.

If any holder of common shares fails to surrender to the depositary the certificates formerly representing common shares, together with such other documents required to entitle the holder to receive payment for his/her/its common shares, on or before July 6, 2015, such certificates will cease to represent a claim by or interest of any kind of a holder, and the payment to which the former holder was entitled will be deemed to have been surrendered and forfeited to International Petroleum Investment Company for no consideration.